SPECTRA ENERGY CORP
SPECTRA ENERGY PARTNERS, LP
5400 WESTHEIMER COURT
HOUSTON, TEXAS 77056
April 29, 2009
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Spectra Energy Corp
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-33007

Spectra Energy Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 001-33556

Spectra Energy Partners, LP
Registration Statement on Form S-3
Filed March 18, 2009
File No. 333-158097
Dear H. Christopher Owings:
     Set forth below are the responses of Spectra Energy Corp, a Delaware corporation (the “Company”), and Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2009, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 filed February 27, 2009, File No. 001-33007 (the “Company 10-K”), the Partnership’s Form 10-K for Fiscal Year Ended December 31, 2008 filed March 11, 2009, File No. 001-33556 (the “Partnership 10-K”) and the Partnership’s Registration Statement on Form S-3 filed March 18, 2009, File No. 333-158097 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. As we indicate in our responses to comments 1 and 2 below, the Company respectfully requests that it be permitted to provide its revised disclosures as reflected in such responses on a prospective basis. In addition, the Partnership respectfully requests your permission to request effectiveness of the Registration Statement once it has satisfactorily responded to comments 5 and 6 to the extent you are still considering the Company’s responses at such time. We seek your concurrence or comment in this regard.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Corp
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies and Estimates, page 47
1.	Please expand your disclosure to provide quantitative as well as qualitative disclosure. In this regard, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For example, we note one of your key assumptions in estimating cash flows for impairment testing are expected growth rates and one of your reporting unit values remains sensitive to projected growth rate assumptions. More context could be provided by disclosing the actual growth rate assumption and the impact that could result given the range of reasonably likely outcomes. In addition, if reasonably likely changes in your key pension assumptions would have a material effect on the financial condition of your operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and, because of the nature of estimates of long-term rates of return and assumed discount, quantified. See SEC Release No. 33-8350.

Response:

We have excerpted below the relevant portions of the existing disclosure in the Company 10-K and indicated by underline the additional disclosures we will include in future filings in response to the concerns reflected in your comments. Because we believe that the sensitivity surrounding these estimates is clearly articulated in the existing disclosures, we do not believe these additional disclosures warrant an amendment to the Company 10-K, and we will include the additional language in future filings.
     Impairment of Goodwill.
     The long-term cash flows and resulting reporting unit values of our Western Canada gathering and processing operations remain sensitive to projected growth rate assumptions. While exploration and drilling activities slowed somewhat in 2006 and 2007, overall long-term growth rates associated with these Western Canada operations increased during 2008 as a result of strong indicators of interest for continued natural gas exploration and drilling in the areas of British Columbia and Alberta that are in close proximity to our facilities. For the 2008 goodwill impairment analysis, we assumed a long-term growth rate of 5%. If we had used a reduced growth rate of 3%, the valuation of this reporting unit would still have exceeded book value as a result of a corresponding reduction in long-term assumed growth capital. We continue to monitor these growth activities.

     Pension and Other Post-Retirement Benefits.
     Capital market declines experienced during the last half of 2008 have adversely impacted the market value of investment assets used to fund Spectra Energy’s defined benefit employee retirement plans. See further discussion of the expected impact of these changes under Market Risk. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension and post-retirement plans will impact future pension expense and liabilities. The expected return on plan assets is important, since certain of our pension and OPEB plans are funded. The process for setting the expected rates of return on our plan assets is described in Note 23 to the Consolidated Financial Statements. For 2008, the assumed average return for pension plan assets ranged from 7.25% to 7.5% and on OPEB assets ranged from 6.29% to 7.25%. A change in the rate of return of 0.5% for the combined pension and OPEB assets would impact annual benefit expense by approximately $4 million after tax.
     Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is also a significant assumption. Discount rates used for our defined benefit and OPEB plans are based on the yields constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plans. The average discount rates used to calculate the 2008 plan expenses of 6% (U.S. plans) and 5.25% (Canadian plans) represent a weighted average of the applicable rates. A 0.5% change in the discount rates would impact annual after-tax benefit expense by approximately $4 million.
Item 8. Financial Statements and Supplementary Data, page 61
Note 3. Step Acquisition, page 81
2.	In May 2008 you acquired the remaining interest in Midstream. We note prior to the acquisition the Income Fund, a segment of your Western Canada Transmission and Procession business, held 54% of Midstream and Spectra Energy Corporation held the remaining 46%. Please explain whether Midstream was considered commonly held prior to the acquisition. Refer to paragraph D11 of SFAS 141. Additionally, for greater clarity please distinguish between Midstream and DCP Midstream.

Response:

The Income Fund was a separate entity that was previously held by public unitholders, none of which had any affiliation with the Company. The Income Fund owned a 54% equity interest in the Midstream operations with the balance of the Midstream operations owned by the Western Canada Transmission & Processing segment of the Company. Therefore, the May 2008 acquisition of the units in the Income Fund represents a Step Acquisition of the Midstream assets as discussed in paragraph 14 of SFAS 141.

As described more fully in Note 4. Business Segments, page 83 of the Company 10-K where we describe each of our business segment operations, the Midstream businesses are within the Western Canada Transmission & Processing segment, whereas DCP Midstream refers to the entity DCP Midstream, LLC which constitutes our Field Services business segment. We will further clarify the distinction between the Midstream businesses and DCP Midstream in future filings.
Note 13. Property, Plant and Equipment, page 101
3.	Please revise your disclosure to segregate your regulated and non regulated property, plant and equipment. In addition, we note the estimated useful lives of various utility and non-utility plants ranges as high as 122 years. In this regard, explain to us why the estimated useful lives of 20-82 and 17-122 years are reasonable for certain of these plants given their nature. Please discuss how you arrived at the various useful lives. If established and approved by regulators, please disclose this fact.

Response:

Over 90% of the Company’s property, plant and equipment is regulated by various regulatory bodies in the United States and Canada. Because the Company’s unregulated assets represent less than 10% of total property, plant and equipment, we do not believe that segregating property, plant and equipment between regulated and non-regulated would provide meaningful information to investors. In our description of Business Segments in Note 4, we describe the various forms of regulation that affect our operations. We propose to continue to break-out the components of Property, Plant and Equipment in the current manner in future filings, and will include the below disclosure in future filings, as appropriate:

As further discussed in Note x, Business Segments and Note x, Regulatory Matters, over 90% of our property, plant and equipment is regulated by various regulatory authorities in the United States and Canada.

Over 90% of the Company’s assets are regulated, and those estimated useful lives are based on rates approved by the applicable regulators. We will add the following disclosure to future filings:

Depreciable lives of our property, plant and equipment are generally based on rates approved by the applicable regulators.

Exhibits
4.	We note Exhibit 2.1 does not include the schedules and exhibits which are a part of the agreement. Please file an amendment to your Form 10-K to include Exhibit 2.1 in its entirety, as well as any other exhibits that are not complete. Please advise.

Response:

We have not included the schedules and exhibits to Exhibit 2.1 based on Item 601(b)(2) of Regulation S-K, which states:

“Schedules (or similar attachments) to [plans of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement] shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”

Exhibit 2.1 is the Separation and Distribution Agreement by and between Duke Energy Corporation and Spectra Energy Corp dated as of December 31, 2006 and originally described and filed on Form 8-K on December 15, 2006. We believe the material terms of this agreement were disclosed in summary fashion as required by Form 8-K as well as in subsequent filings. We believe all information regarding this agreement that might be material to our investors can be found in such descriptions and in the body of the agreement as filed. Accordingly, we have omitted the requested information based on the referenced instruction found in Item 601(b)(2) of Regulation S-K.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Partners, LP
5.	Please refer to General Instruction D.2 to Form 10-K and file a complete amendment to your Form 10-K with the required signatures. You do not include the signatures of your controller or principal accounting officer, as well as the majority of the board of directors of each corporate general partner.

Response:

Exhibit 24.1 contains a “Power of Attorney” by which the directors of the Partnership’s general partner authorized Gregory J. Rizzo, Laura Buss Sayavedra and Philip T. Warman to execute the Partnership 10-K on their behalf. Each of the directors duly executed the Power of Attorney as reflected in that exhibit. In addition, we wish to advise you that the board of directors unanimously approved the filing of the Partnership’s 10-K at its meeting held on February 26, 2009. The signature blocks for the directors were inadvertently omitted from the signature page for the Partnership 10-K. We will undertake to file an amendment to the Partnership 10-K to correct this inadvertent omission.

Exhibits
6.	We note Exhibit 10.9 does not include the schedules which are a part of the agreement. Please file an amendment to your Form 10-K to include Exhibit 10.9 in its entirety, as well as any other exhibits that are not complete. Please advise.

Response:

Exhibit 10.9 to the Partnership 10-K consists of the Asset Purchase Agreement, dated December 13, 2007, between Spectra Energy Virginia Pipeline Company and East Tennessee Natural Gas, LLC (originally filed as Exhibit 10.2 to the Partnership’s Form 8-K filed on December 14, 2007). While this agreement was filed under Item 601(b)(10) as a “material contract”, we believe it also constitutes the type of agreement that is eligible for filing under Item 601(b)(2) as an acquisition agreement. Accordingly, and for substantially the same reasons suggested in response to comment 4 above, we believe the requested schedules may be omitted because they do not contain “information which is material to an investment decision” as permitted by the instructions found in Item 601(b)(2). In connection with the amendment in response to comment 5 above, we will undertake to revise the exhibit schedule so that this agreement is characterized as an Item 2 exhibit.
     In connection with responding to the Staff’s comments the Company and the Partnership acknowledge that (i) the Company and the Partnership are responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Partnership also acknowledges that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Partnership may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Sincerely, SPECTRA ENERGY CORP
By:	/s/ Sabra L. Harrington
	Name:	Sabra L. Harrington
	Title:	Vice President and Controller

SPECTRA ENERGY PARTNERS, LP
By:	Spectra Energy Partners (DE) GP, LP, its
general partner

By:	Spectra Energy Partners GP, LLC,
Its general partner

By:	/s/ Laura Buss Sayavedra
	Name:	Laura Buss Sayavedra
	Title:	Vice President and Chief Financial Officer

cc:	Brian McAllister (Commission) Michael Moran (Commission) Matthew Benson (Commission) Mara Ransom (Commission) David Oelman (Vinson & Elkins L.L.P.)